Exhibit 77-M

MERGERS

The Board of Directors of the Registrant,  on behalf of the Fund (on November 2,
2000), and the Board of Trustees of Pilgrim Funds Trust (formerly ING Funds Trust), on behalf of ING Growth and Income Fund (on November 16, 2000), and Shareholders of ING Growth and Income Fund (on February 22, 2001), approved an Agreement and Plan of Reorganization under which Pilgrim Growth and Income Fund acquired all of the assets and liabilities of ING Growth and Income Fund in exchange for Classes A, B, and C shares, as applicable, of the Fund (the "Reorganization"). The Reorganization concluded on February 23, 2001.